SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT

TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:           Morgan Stanley Global Investment Solutions

Address of Principal Business Office:

Morgan Stanley Smith Barney LLC

2000 Westchester Avenue

Purchase, NY 10577

Telephone Number : (914) 225-5723

Name and address of agent for service of process:

Morgan Stanley Smith Barney LLC

Attention:  Scott Richardson

2000 Westchester Avenue

Purchase, New York 10577

With copies of Notices and Communications to:

Michael R. Rosella, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

YES ☒          NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of New York and the state of New York on the 13th day of May, 2014.

[SEAL]

Morgan Stanley Global Investment Solutions
(Name of Registrant)

		By:	Morgan Stanley Smith Barney LLC

		By:	/s/ SCOTT RICHARDSON
Executive Director

Attest:	/s/ MITCH BOMPEY
Managing Director